[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 18, 2020

VIA EDGAR AND FEDERAL EXPRESS

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	TEGNA Inc.

Definitive Additional Materials on Schedule 14A

Filed January 21, 2020

File No. 001-06961

Dear Mr. Shainess,

On behalf of our client, TEGNA Inc. (“TEGNA” or the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 29, 2020 with respect to the Company’s Definitive Soliciting Materials on Schedule 14A filed January 21, 2020 (File No. 001-06961).

Mr. Joshua Shainess

February 18, 2020

This letter is being filed electronically via the EDGAR system today and includes the Company’s response to each comment. The Company requests, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to the redacted portion of the Company’s responses to Comments 5 and 6 (the “Confidential Materials”). The Confidential Materials are marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83. The Company believes that the Confidential Materials contain information which is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the Commission, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, the Company requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment. Please address any notifications of a request for access to such documents to Akin Harrison, Senior Vice President, General Counsel and Secretary, TEGNA Inc., 8350 Broad Street, Suite 2000, Tysons, Virginia 22102. Mr. Harrison can also be reached at (703) 873-6949 (telephone) or aharrison@tegna.com (email).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

Letter to Shareholders

1.

Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statement that Mr. Kim’s prior business and board service raises concerns including a “track record of endorsing and executing corporate actions in favor of his own interests to the detriment of other shareholders, as well as a dismissive attitude toward the perspectives of other directors.” In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

Response: The Company respectfully submits that the foundation for the statement above (“Interview Statement”) was a series of confidential interviews of people (who were promised anonymity) who served with Mr. Kim on prior boards, conducted by the Company’s Nominating and Governance Committee. The complete sentence in which the sentence segment above appears is as follows: “Many who know [Mr. Kim] well commented on his track record of endorsing and executing corporate actions in favor of his own interests to the detriment of other shareholders, as well as a dismissive attitude towards the perspectives of other directors.” (emphasis added). We note that in the prior paragraph of the Company’s letter to shareholders, dated as of January 21, 2020 (the “January 21 Letter”), the Company disclosed that members of the Board of

Mr. Joshua Shainess

February 18, 2020

Directors of the Company (the “Board”), including the independent Chairman and members of the Nominating and Governance Committee, interviewed a number of people who have served with Mr. Kim on other boards (including those he offered as references).

The following paragraph of the January 21 Letter begins by noting that “Based on this in-depth evaluation, …” (emphasis added) the Board had serious concerns about Mr. Kim’s prior board service and then summarizes some of those concerns with the sentence noted above by the Staff. We believe that the use of the words “based on…” conveys that the basis of the Company’s judgment are the above-referenced interviews. The next sentence, which contains the Interview Statement, then continues to refer to the Company’s conclusions based on these interviews. The Company is not suggesting that the Interview Statement is an objective fact, but merely that it is the conclusion reached based on these interviews and discussions. As noted in the Company’s answer to Comment 2, regarding the wording “[m]any who know [Mr. Kim] well,” we will add more clarity to future disclosures to avoid any confusion on these points.

We also note additionally that in the January 21 Letter, the Company set forth some of the factual basis for a similar conclusion,1 which appears on page 9: “Also concerning is Mr. Kim’s record of poor shareholder returns and negative outcomes at companies where he and other Standard General representatives held Board seats.” The Company set forth a number of key examples relating to American Apparel, Media General, RadioShack and Twin River Worldwide Holdings on pages 9 and 10, which the Board took into account as well.

2.	On a related note, please provide us supplemental support for your disclosure that “[m]any who know [Mr. Kim] well commented on his track record…”

Response: As discussed in the Company’s answer to Comment 1 as part of the Company’s evaluation of, and diligence on, the director candidates nominated by Standard General, including Mr. Kim, members of the Board conducted confidential interviews with persons (who were promised anonymity) who had previously served with Mr. Kim on other boards, and derived this conclusion based on such conversations. In the paragraph preceding the quoted language in the January 21 Letter, the Company explained this as follows: “TEGNA’s Board thoroughly evaluated Mr. Kim as a potential director. Board members, including the independent Chairman and members of the Nominating and Governance

[1]

We offer this to the Staff as additional support for some of the substance in the Interview Statement. However, we note that this additional support is for an independent sentence that is a standalone assertion by the Company; in contrast, the Interview Statement is based on interviews. We present these two sentences differently in the January 21 Letter for this reason.

Mr. Joshua Shainess

February 18, 2020

Committee, held several meetings with him, interviewed a number of people who have served with him on other boards (including those he offered as references), and conducted a detailed assessment of his track record and current investments in the broadcasting industry.” We note the possibility that the phrase “[m]any who know [Mr. Kim] well . . .” may be ambiguous, and we will in future disclosures add more clarity so that readers can understand the foundation.

3.

We note your assertion that Mr. Kim and Standard General have a conflict of interest arising out of Mr. Kim’s investments in Mediaco Holding, which you state is a competitor of TEGNA. It is our understanding that Mediaco is primarily in the business of operating radio stations. With a view toward revised disclosure in your next filings, please tell us the basis for your assertion that Mediaco is a competitor of TEGNA given TEGNA’s focus on television broadcasting. Your response should include support for your belief that a conflict of interest exists.

Response:

We respectfully make several points to the Staff:

First, radio broadcasting and television broadcasting are both segments of the broadcasting media industry, and the two compete for advertising revenue, especially with respect to local advertising. For example, the two segments very often directly compete against each other for the advertising spend of local businesses such as auto dealerships, furniture retailers, plumbing services and legal services. The Company has also acknowledged this competitive aspect even before it acquired its radio broadcasting portfolio, such as in its Current Report on Form 10-K for the fiscal year ended December 31, 2016 (the most recent Form 10-K filed by the Company prior to the Company’s acquisition of any radio assets), where it notes that its Media Segment “competes for audience share and advertising revenues primarily with other local television broadcasters (including network-affiliated and independent) and with other advertising media, such as radio broadcasters, multichannel video programming distributors (MVPDs), newspapers, magazines, direct mail and Internet media.” (emphasis added). In addition, in Mediaco Holding Inc.’s (“Mediaco”) Registration Statement on Form 10, filed on November 22, 2019 (the “Mediaco Form 10”), Mediaco states that “[r]adio broadcasting stations compete with the other broadcasting stations in their respective market, as well as with other advertising media such as newspapers, cable, magazines, outdoor advertising, transit advertising, the Internet, satellite radio, direct marketing and mobile and wireless device marketing.” We believe this statement is clear that “other broadcasting stations” includes television broadcasting stations (and the omission of television from the listed examples of “other advertising media” further enhances the point, since television is one of the largest channels of paid advertising).

Mr. Joshua Shainess

February 18, 2020

Second, the Board based its conclusion not only on Mediaco’s current ownership and operations, but also its future plans. The Company notes that Mr. Kim is quoted as saying that Mediaco’s purchase of two radio broadcasting stations will “form the foundation for a new public company that will invest in media assets and build on [Standard General’s] successful track record of media investments.” Mediaco stated in the Mediaco Form 10 that it is “committed to improving the operating results of [its] core assets while simultaneously seeking future growth in new businesses.” The Company also notes the following quote from Jeff Smulyan, the Chief Executive Officer of Mediaco: “‘He wants to make this a major company,’ Smulyan says of Soo’s desires for Mediaco . . ..‘We’re getting a lot of cash, and [Soo is getting] a launching pad.’”2

The Company submits that Mr. Kim’s stated aspirations for Mediaco as a nascent competitor of the Company’s in the media broadcasting industry, coupled with Standard General’s ownership position in Standard Media Group LLC (“Standard Media”), is a further basis for its belief that Mr. Kim is conflicted with respect to the Company’s business due to his influence over these two “budding competitors in the broadcast space.”

Third, the Company does conduct operations in the radio broadcasting space; its current radio portfolio dates back to the acquisition of San Diego station KFMB in February 2018. The Company presently owns and operates four radio stations, two of which were recently acquired from Dispatch Broadcast Group in August 2019. The Company will not speculate on future plans to increase its presence in the radio broadcasting industry, but submits this information in support the assertion that Mediaco is a “budding competitor” to the Company in the broadcast space.

We see nothing in the governing documents, or any other binding documents or policies, of Mediaco that would suggest it is legally committed to make investments only in the radio space. In fact, all public statements to date point to the contrary.

Please also see the Company’s response below to Comment 4, as it relates to competitive and conflict of interest concerns. In particular, note that the Company’s definition of what constitutes a “conflict of interest” is broadly construed.

[2]	Adam Jacobson, Meet the Man Who Created Mediaco with Jeff Smulyan, Radio + Television Business Report, July 1, 2019 (https://www.rbr.com/meet-the-man-who-created-mediaco-with-jeff-smulyan/).

Mr. Joshua Shainess

February 18, 2020

4.

It appears Standard General has publicly committed not to make any new investment in TV stations without first offering the opportunity to TEGNA. Accordingly, please confirm that in future filings you will remove your discussion regarding conflicts of interest with respect to acquisitions of TV broadcasting, or revise to include disclosure of this commitment.

Response: The Company respectfully submits that the discussion regarding the Board’s concerns over Mr. Kim’s potential conflicts of interest as a director of the Company is broader than Mr. Kim’s future new investment opportunities.3 The Company’s letter states that “Mr. Kim’s significant investments in and influence over other broadcasting companies would create a conflict of interest as a TEGNA director, including with respect to potential investment opportunities in the sector.” (emphasis added). It goes on to state, “We believe that it is highly inappropriate for another industry operator to have access to TEGNA’s proprietary information, including our M&A pipeline, product development plans, R&D efforts, and partnership and affiliation strategies.”

The Board conducted its own independent assessment of Mr. Kim’s potential conflicts of interest pursuant to the Company’s Ethics Policy, posted on the Company’s website at http://investors.tegna.com/corporate-governance/highlights (the “Ethics Policy”). The Ethics Policy defines a “conflict of interest” broadly to include any circumstance “when a person’s private interest interferes in any way with the interests of TEGNA,” and further states that “a conflict situation can arise when a director . . . takes actions or has interests that may make it difficult to perform his or her TEGNA work.” Moreover, the Ethics Policy explicitly prohibits directors from having “any outside interest, investment or business relationship that dilutes their loyalty to TEGNA.”

The Company believes that, given Standard General’s investments in and influence over other broadcasting companies, Mr. Kim, as founding partner of Standard General, would be in many potential conflict situations if he were elected as a Company director. In particular, he would have access to sensitive Company information, including proprietary information concerning the Company’s M&A pipeline, product development plans, R&D efforts, partnership and affiliation strategies, competitive pricing plans, commission structures, retransmission rates and terms, Federal Communications Commission license technical data, and personnel compensation data that should not be provided to individuals with personal interests in other broadcasting companies, since such information could be utilized by other broadcasting companies to enrich themselves or to harm the Company. The Company’s concerns about Mr. Kim

[3]	We note that corporate opportunities and conflict are distinct concepts, with the latter being far broader.

Mr. Joshua Shainess

February 18, 2020

having access to sensitive information are exacerbated by the fact that, in conversations with representatives of the Company, Mr. Kim clearly demonstrated a willingness and ability to use business information obtained from his other investments in order to deal with Company matters.

Mr. Kim’s Standard Media connection is relevant to these concerns regarding potential conflicts of interest and competitive dynamics. For example, former Chief Operating Officer of Media General, Ms. Deborah McDermott, one of Standard General’s current nominees for the Board, founded Standard Media with Mr. Kim when it announced the acquisition of nine stations from Sinclair Broadcast Group as part of Sinclair’s failed acquisition of Tribune Media. Funds managed by Standard General hold $70 million of convertible notes in Standard Media and an option to acquire certain assets of, or the outstanding limited liability company interest of, Standard Media, and Standard Media was disclosed as an affiliate of Standard General at the time of this announcement. Standard Media has since acquired two TV stations from Citadel Communications and has announced the pending acquisition of nine TV stations, news production assets, and 15 radio stations from Waypoint Media, LLC and Vision Communications LLC. Standard General’s nominee Deborah McDermott said the following at the time of the Citadel acquisition, “We look at this acquisition as the first of many as we work to create a new competitive player in the consolidating broadcast TV industry . . . .”4

We also note supplementally that while there was a suggestion by Mr. Kim that he “would be willing” to forego certain corporate opportunities in the future, the statement to which the Staff refers is not a legally binding commitment. Mr. Kim’s statement of “commitment” is vague and deliberately silent with respect to whom the commitment binds or how the commitment impacts any currently held investments. Neither Mr. Kim nor Standard General have made any public indication that the commitment is legally binding or that it extends to Standard Media’s investments. We have no evidence that Mr. Kim was legally authorized, as of the date of his statement, January 16, 2020, to make any commitments on behalf of Standard Media (or on behalf of any other entity that would be relevant to the Company which could be seeking to make potential investments and acquisitions). However, despite this deficiency, we note that even a valid and legally binding commitment of this sort is not nearly sufficient to eliminate the conflict of interest that the Board perceives to exist, as noted in the first four paragraphs above.

[4]

Standard Media Group to Acquire Citadel Stations in Providence, Rhode Island and Lincoln, Nebraska, Standard Media, May 16, 2019 (https://www.standardmedia.com/2019/05/16/standard-media-group-to-acquire-citadel-stations/).

Mr. Joshua Shainess

February 18, 2020

Most importantly, we believe that every company’s board of directors is entitled to, and in fact is required to, make its own determinations of conflicts based on the company’s own policy and the director’s fiduciary duties. We respectfully submit that the Company has done so in this case.

Based upon the foregoing facts, the Company believes that it has a sufficient and reasonable factual foundation to discuss Mr. Kim’s and the other Standard General nominees’ conflicts of interest.

5.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following:

•

That the company “…has also been successful in generating durable subscription revenues in recent years and [you] anticipate another strong year ahead. Due to the current subscription fee repricing cycle, [you] expect to generate at least mid-twenties percentage growth in 2020.”

•	That your recent acquisitions have added “significant revenues, EBITDA, and free cash flow…”

Response:

Confidential Treatment Requested by TEGNA Inc. for the following Bracketed Information

[***]

*** The information requested by the Staff in Comment 5 is confidential. Accordingly, the confidential information has been redacted pursuant to Rule 83, and the Company’s response is provided supplementally to the Staff in hard copy only.

Fact Sheet

6.	Refer to the section in your fact sheet filed as soliciting material and posted on your website highlighting projections for “2020 and beyond.” Disclose the basis for the following predictions:

•	Projected subscription revenue growth;

•	Projected political revenue;

Mr. Joshua Shainess

February 18, 2020

•	Free cash flow as a percentage of revenue; and

•	Projected leverage.

Response:

Confidential Treatment Requested by TEGNA Inc. for the following Bracketed Information

[***]

*** The information requested by the Staff in Comment 6 is confidential. Accordingly, the confidential information has been redacted pursuant to Rule 83, and the Company’s response is provided supplementally to the Staff in hard copy only.

7.	Provide us with the methodology used to determine the parameters for and members of the peer set referenced in footnote 1 to the fact sheet.

Response: The peer set referenced in footnote 1 to the fact sheet is E.W. Scripps, Gray TV, Meredith, Nexstar and Sinclair, which is the same peer set that the Company will be using in its Current Report on Form 10-K for the fiscal year ended December 31, 2019. This updated peer set is a subset of its 2018 peer set, reflecting a more focused group of competitors that operate as pure-play broadcasting companies. The Company believes that this updated peer set better reflects its current competitors and industry peers as the Company is now a pure-play broadcast company with over 60 television stations and four radio stations in the United States (two of which are in the process of being sold). The new peer set includes the largest publicly traded pure-play and diversified television broadcasting companies with meaningful television station assets and broadcast exposure. No such company of relevant scale is excluded from the peer list, except for the television networks, which are part of much larger entities in which television stations are a relatively small part of the aggregate enterprise. The peer set used is in line with management and the Board’s evaluation of the Company’s competitive peer landscape.

*                         *                          *

Mr. Joshua Shainess

February 18, 2020

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Igor Kirman

Igor Kirman

cc:	Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz

Akin Harrison, TEGNA Inc.